

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-5-07

DC



07047016

March 5, 2007

Paul W. Talbot
Associate General Counsel
Cash America International, Inc.
1600 West 7th Street
Fort Worth, TX 76102

Act: 1934
Section: 14A-8
Availability: 3/5/2007

Re: Cash America International, Inc.
Incoming letter dated January 5, 2007

Dear Mr. Talbot:

This is in response to your letter dated January 5, 2007 concerning the shareholder proposal submitted to Cash America by Christian Brothers Investment Services, Inc. We also have received a letter on the proponent's behalf dated February 5, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR 0 6 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Cash America®
Cash America International Inc.

1600 West 7th Street
Fort Worth, TX 76102
817.335.1100

PAUL W. TALBOT
ASSOCIATE GENERAL COUNSEL

DIRECT DIAL NUMBER: 817.570.1625
TELECOPY NUMBER: 817.570.1647
E-MAIL ADDRESS: ptalbot@casham.com

January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

VIA UPS

Re: Cash America International, Inc. – Shareholder Proposal Submitted by Christian Brothers Investment Services, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Cash America International, Inc. (the "Company") hereby encloses six copies of (a) a notice of its intention to omit from its proxy statement and form of proxy for the Company's 2007 annual meeting of shareholders the proposal (the "Proposal") submitted by Christian Brothers Investment Services, Inc. (the "Proponent"), and (b) the Proposal. Also pursuant to Rule 14a-8(j), we are forwarding a copy of these materials to the Proponent.

Enclosed also is an additional copy of this transmittal letter. Please mark this copy with your file stamp and return it to us in the enclosed return envelope.

If you have any questions or wish to discuss this matter further, please feel free to call me at (817) 570-1625. My fax number is (817) 570-1647.

Sincerely,



Paul W. Talbot
Associate General Counsel

Enclosures

Cc: Mr. John K. S. Wilson – Christian Brothers Investment Services, Inc.
L. Steven Leshin – Jenkens & Gilchrist, P.C.
T. Allen McConnell – Jenkens & Gilchrist, P.C.



Cash America International Inc.

1600 West 7th Street
Fort Worth, TX 76102
817.335.1100

PAUL W. TALBOT
ASSOCIATE GENERAL COUNSEL

DIRECT DIAL NUMBER: 817.570.1625
TELECOPY NUMBER: 817.570.1647
E-MAIL ADDRESS: ptalbot@casham.com

January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Cash America International, Inc. – Shareholder Proposal Submitted by Christian Brothers Investment Services, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Cash America International, Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2007 annual meeting of shareholders the proposal (the "Proposal") submitted by Christian Brothers Investment Services, Inc. (the "Proponent"), a copy of which is included in the materials attached hereto as Exhibit A. Such omission is in reliance on Rule 14a-8(i)(7), (i)(10), and (i)(3).

The Company intends to omit the Proposal on the alternative grounds that: the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations; the Proposal has been substantially implemented by the Company; and the Proposal is vague, indefinite and misleading in violation of Rule 14a-9.

The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Company omits the Proposal for the reasons stated herein.

The Company expects to file its definitive 2007 proxy materials pursuant to Rule 14a-6(b) of the Act on or after March 29, 2007.

The Proposal

On November 29, 2006, the Company received the Proposal and a related supporting statement (the "Supporting Statement"). The Proposal requests that the Board of Directors (the "Board") appoint a committee of the Board to develop a standard of suitability for the Company's products, develop internal controls relevant to the implementation of the suitability standard, and create a public reporting standard that assesses the Company's success in providing loans that meet the suitability standard.

General Background

The Company, which was incorporated in 1984 to engage in the business of owning and operating pawnshops, provides specialty financial services to individuals. These services include pawn loans, which are non-recourse loans secured by tangible personal property, check cashing and related financial services. It also sells merchandise in its pawnshops, primarily the personal property forfeited in connection with its pawn lending operations.

The Company also offers short-term unsecured cash advances to individuals, commonly referred to as "payday loans", through most of its pawn lending locations and in standalone cash advance locations and via the internet. Many of the physical cash advance locations also offer check cashing services and other retail financial services and products such as money orders and money transfers. The Company's short-term unsecured cash advances have terms that typically run from seven to 45 days and are made in conformity with federal and state regulations to which the Company's activities are subject, including the federal Truth in Lending laws that require the Company to fully disclose the payment terms and annual percentage rates of its loans to all borrowers.

As of September 30, 2006, the Company provides these specialty financial services through 905 total locations and via the internet.

Discussion

1. The Proposal may be omitted under Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "Commission") has elaborated on the policy underlying this provision, noting that the policy is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." *Commission Release No. 34-40018 (May 21, 1998).* Central to this policy are two considerations. First, that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* Second, a proposal may seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.*

Under Commission precedent, a shareholder proposal is considered to deal with "ordinary business" subject matter when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for shareholder oversight. Further, in order to constitute "ordinary business" subject matter, the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Commission Release No. 34-40018 (May 21, 1998).* The Company believes that two recent no action letters issued by the Staff dispel any notion that the Proposal is not excludable. In those no action letters, the Commission has specifically considered proposals bearing on a company's loan making policies and decisions, and the proponents' efforts to cast the proposals as social issues of predatory lending in an attempt to override its "ordinary business" subject matter. In each case, the Staff expressed the view that there was a basis for exclusion of the proposals under Rule 14a-8(i)(7), as relating to credit policies, loan underwriting and customer relations. Accordingly, the Staff advised these companies it would not recommend enforcement action if the companies omitted the proposals from their proxy materials in reliance on Rule 14a-8(i)(7). *See Bank of America Corp. (available March 7, 2005) (referred to herein as "Bank of America") and Wells Fargo & Company (available February 16, 2006) (referred to herein as "Wells Fargo").* Based on this recent precedent, the Company believes the Proposal is excludable under Rule 14a-8(i)(7) for the same reasons as expressed in *Bank of America* and *Wells Fargo.*

Like the proposals in *Bank of America* and *Wells Fargo,* the Proposal here seeks to involve the shareholders in the processes by which the Company determines the customers to whom it provides services and products, as well as its credit policies, loan underwriting criteria and customer relationships. A "suitability standard" developed as requested in the Proposal – assuming for sake of argument that such standard does not already exist, which it does (see more detailed discussion in Section 2 of this letter) – necessarily implies credit policies and decisions, underwriting criteria and other policies used by the Company in deciding whether to lend to a particular consumer. These decisions and the formulations of these policies are central to the Company's day-to-day business operations and are precisely the type of functions that the Staff has concluded fit within the ordinary business operations exception provided in Rule 14a-8(i)(7).

In *Wells Fargo*, the Staff concurred with the request by Wells Fargo to omit a shareholder proposal requiring that the board of directors implement a policy that Wells Fargo not provide credit or other banking services to lenders engaged in payday lending. In its response, the Staff concurred that the proposal in question dealt with Wells Fargo's ordinary business operations, such as credit policies, loan underwriting and customer relations. In *Bank of America*, the Staff took substantially the same position as it did in Wells Fargo with respect to a shareholder proposal that was similar to the proposal in Wells Fargo.

The Company is mindful of the admonition in *Commission Release No. 34-40018 (May 21, 1998)* that proposals focusing on "sufficiently significant policy issues...would not be considered to be excludable, because the proposals would transcend the day-to-day business matters." However, the Staff, in the same Release, cautioned that it also considers the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *Commission Release No. 34-40018 (May 21, 1998).* The Staff has considered specifically whether shareholder proposals, such as the Proposal, which revolve around companies' credit policies, loan underwriting and customer relations in the payday loan arena, raise social policy issues of such significance as to counterbalance a shareholder request, such as the Proposal, that seeks to "micro-manage" and subject to "shareholder oversight" fundamental aspects of a lending institution's day-to-day operations. The balancing of these factors was argued and weighed generally in favor of the proponent in a series of no action letters issued between 2000 and 2004, including *American International Group (available February 17, 2004) (proposal linking executive compensation to successfully addressing predatory lending concerns not excludable under Rule 14a-8(i)(7)); Household International, Inc. (available February 26, 2001)(substantially similar issue and conclusion as in American International Group request); Conseco, Inc. (available April 5, 2001) (proposal to form a committee to develop policies to ensure that the company did not engage in predatory lending practices not excludable under Rule 14a-8(i)(7)); Associates First Capital Corporation (available March 13, 2000) (substantially similar issue and conclusion as in Conseco request).*

However, in more recent no action positions, *Bank of America* and *Wells Fargo*, the social policy issue surrounding payday lending was argued by the proponent, but not accepted by the Staff. In *Bank of America,* the proponent of the shareholder resolution, The Community Retirement Association of North Carolina (the "CRA-NC"), acknowledged that providing loans to payday lenders was within the ordinary course of the bank's operations, but made lengthy arguments, in reliance on *American International Group, Associates First Capital, Household International* and *Conseco,* that payday lending was within the purview of shareholders as a matter of significant social policy. And, as such, CRA-NC argued that its proposal was not excludable under Rule 14a-8(i)(7), stating that "[d]ue to the inherently negative effects of payday lending and the social policy issues raised by payday lending, our proposal falls within the scope of the Commission's social policy exception to the ordinary business basis for shareholder proposals under Rule 14a-8(i)(7)." The Staff did not accept this argument, and departed from *American International Group, Associates First Capital, Household International* and *Conseco,* by concluding that the shareholder proposal related to the company's "ordinary business operations (i.e., credit policies, loan underwriting and customer relations)" and was not overridden by claimed social policy. *See Bank of America.*

Similarly, in *Wells Fargo,* CRA-NC proposed a resolution similar to the one it proposed in *Bank of America* – once again revolving around payday lending concerns. Acknowledging as it did in *Bank of America* that lending decisions "are generally a matter of ordinary business," the proponent argued that the proposal was not excludable because it involved the "significant social policy issue" of predatory lending. The proponent again relied on the earlier Staff no action positions set forth in *Associates First Capital* and *Conseco*. As it had in *Bank of America*, the Staff rejected this argument by concluding that the shareholder proposal sought in *Wells Fargo*, like the proposal in *Bank of America*, related to the company's ordinary business operations of making loans, setting lending policies and underwriting considerations, and was not overridden by the claimed social policy concerns.

So too here, the Company believes that the Proposal involving suitability standards for the Company's loans is a matter of ordinary business. Indeed, the Supporting Statement furnished with the Proposal calls for the setting of "[m]etrics to determine whether loans were consistent with the borrowers' ability to repay", undeniably an ordinary business practice of a lender. And the Supporting Statement calls for "[a]n assessment of the reasonableness of collection procedures", once again undeniably involving the ordinary business practices of a lender. That leaves the remaining query as to whether the issue of payday lending, as maintained by the Proponent, amounts to a significant policy that overrides the ordinary business basis for exclusion under Rule 14a-8(i)(7). The Company believes that the Staff's precedent in *Bank of America* and *Wells Fargo* establishes that the Proposal is excludable based on the ordinary business exclusion and that this exclusion, as in *Bank of America* and *Wells Fargo,* is not overridden by the Proponent's assertions of social issues revolving around payday lending. Ground that was plowed in *Bank of America* and *Wells Fargo* need not be re-plowed now.

The analysis and controlling precedent of *Bank of America* and *Wells Fargo* is not altered by reason of the fact that the proposals in those no action letters involved credit extensions by Wells Fargo and Bank of America as lenders to payday lending companies as borrowers, while the Proposal here involves loans made by the Company directly as a lender to consumers. The difference in the nature of the lending by the Company and those of the lenders in *Bank of America* and *Wells Fargo* is a distinction without a difference and does not alter the controlling nature of the precedent. For example, acknowledging the non-existence of any such distinction, the proponent in *Wells Fargo* maintained that the social issue of predatory lending was implicated in both types of lending activities - lending by a financial institution, such as Wells Fargo, to a payday lender in its capacity as borrower, as well as in the case of lending by payday lenders directly to consumers. The Company believes that social policy arguments that may be asserted by the Proponent have been resolved by controlling precedent in favor of the Company's position.

2. The Proposal may be omitted under Rule 14a-8(i)(10) because the Proposal has already been substantially been implemented by the Company.

The Commission allows a proposal to be excluded from proxy materials if it has already been substantially implemented. *See Rule 14a-8(i)(10).* The Proposal is excludable under this provision because the Company already maintains a standard of suitability for the Company's products and has developed internal controls and compliance procedures relevant to the implementation of and adherence to those suitability standards. The fact that the suitability standard developed by the Company may be different than one the Proponent may be contemplating does not defeat the conclusion that the Proposal has been substantially implemented.

As a fundamental principle, the Company maintains lending criteria, including underwriting parameters, reflecting the suitability of particular loans and loan amounts that may be appropriate for borrowers. These criteria include, with respect to the short-term cash advances that are identified as payday loans in the Proposal, proprietary credit scoring developed by the Company, including a prospective borrower's take home pay, length of residence at a particular location, length of current employment, whether the prospective borrower has defaulted on a previous loan, and similar criteria. These policies and procedures are designed and implemented by management of the Company, with oversight from the Board of Directors of the Company. They are impacted to a large degree by the extensive rules and regulations to which the Company's lending practices are subject. But, at the core of each lending decision by the Company is the decision as to whether the loan in question is suitable for the borrower based on criteria already established by the Company and its management team. The fact that the Proponent may not agree with these suitability criteria does not mean that they do not exist. Moreover, a requirement to publicly report specific suitability criteria would harm the Company by putting proprietary information in the hands of the Company's competitors.

The Company, by virtue of Section 404 of the Sarbanes-Oxley Act of 2002, is required to maintain effective internal controls over financial reporting to ensure that the loans the Company makes are properly reported on its financial statements in accordance with generally accepted accounting principles. The Company, through its proprietary point of sale system, maintains effective controls over the established suitability criteria in its day-to-day operations to assure that established suitability criteria are adhered to. The Company must also continually monitor its compliance with applicable laws and Company policies. Moreover, the Company maintains a compliance and loss prevention function that, among other things, tests the Company's actual lending practices against the established suitability criteria and monitors its compliance with applicable laws and Company policies.

3. The Proposal may be omitted under Rule 14a-8(i)(3), or must be timely modified, because the Proposal contains materially false and misleading statements.

Rule 14a-8(i)(3) provides that the Company may exclude a shareholder proposal if the "proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials." The Proposal contains a number of false or misleading statements throughout several of the "Whereas" clauses.

The Proposal first improperly suggests that the Company has not developed any standards for suitability of its products, by calling upon the Board "to develop a suitability standard" as if one did not already exist. As noted above and under Section 2, this characterization is false and misleading since the Company has developed suitability standards which are reviewed by the Board of Directors of the Company, despite the suggestion to the contrary. In its very essence, what this Proposal amounts to is not a call for developing standards of suitability, but rather adopting standards of suitability that are different than those employed by the Company, and for that reason the Proposal in its nature is misleading. As a result, the Proposal is vague, uncertain and misleading in its entirety and it should be excluded, having been based entirely on a false premise.

The Proposal also makes the statement that "but unlike many providers of financial services, our company makes little or no effort to ensure that its product is suitable for borrowers." This statement is false and misleading in several respects. First, it says that the Company makes "little or no effort" to see that financial products are suitable to its borrowers. This is simply untrue. Many of the Company's borrowers have limited access to other sources of credit, and the Company has, throughout its history, tailored products and services to meet their needs. Moreover, the Company expends considerable resources and efforts - through analysis of historical loan performance data, monitoring of underwriting criteria and obtaining information from the borrowers themselves -- to understand its borrowers, their ability to borrow, and their ability to repay credit that the Company extends to them, and to assure that its products are suitable. Second, the Proposal alleges that the Company compares unfavorably to other lenders since other lenders, unlike the Company, do seek to ensure their products are suitable for borrowers. However, the Proponent fails to identify any examples or source for the statement that many financial service providers provide suitability standards for their borrowers or any basis for its allegation that the Company is unlike these other unidentified lenders, leaving the assertion as simple speculation. If this statement were objectively supportable, the Proponent fails to identify any other companies that provide payday lending to support its assertion. Accordingly, the statement is misleading because it implies, but does not support, the idea that most payday lenders have suitability standards of the kind proposed by the Proponent.

The Proposal also states that "[o]ur company may not adequately know its customers." This is a wholly unsupported statement that is simply contrary to the Company's policies and practices. The Company is highly regulated at both the state and federal level in terms of its lending and other practices, including in connection with payday loans, and compliance with those laws simply makes it impossible for the Company to "not adequately know its customers" - rendering this accusation false and misleading. On top of the regulatory constraints in which the Company operates, the Company takes great pains to ensure that it "knows" its customer. For more than 20 years, the Company has been lending to borrowers who cannot, or choose not to, borrow money from traditional banks or other lenders. Further, the Company has been an active participant in developing best practices within the cash advance industry. The best practices are, among other things, designed to provide borrowers with information about when payday loans are appropriate and when other forms of borrowing may be preferable to cash advance loans. Among other things, the Company posts in its stores and on its website information about payday loans and their appropriate use. The fact that the Proponent states that the Company may not "know" its customer is misleading because it implies, with no source or support, that the Company does not gather information regarding each of its borrowers, which cannot be true given the extensive regulatory strictures to which the Company is bound.

Conclusion

For all the reasons set forth above, the Company respectfully submits that the Proposal can properly be excluded from the Company's 2007 proxy materials in accordance with Rule 14a-8.

In accordance with Rule 14a-8(j), we are informing the Proponent of the Company's intention to omit the Proposal from its 2007 proxy materials by sending the Proponent a copy of this letter and the attachments hereto. Exhibit A hereto contains a copy of the Proposal, the Supporting Statement and the correspondence received by the Company from the Proponent. We are enclosing seven copies of this letter and enclosures and request that you acknowledge receipt by stamping and returning one copy of the letter and enclosures in the enclosed self-addressed, stamped envelope.

In accordance with Staff Legal Bulletin No. 14C (CF), we advise you that the address and facsimile numbers of the Proponent are set forth on the cover letter that the Company received from the Proponent, which is included in Exhibit A. There has been no further correspondence exchanged with the Proponent relating to the Proposal. We request that you transmit your response by facsimile to me at (817) 570-1647.

If you have any questions or desire to discuss this matter further, please feel free to call the undersigned at (817) 570-1625. You may also contact me via e-mail at ptalbot@casham.com.

Sincerely,



Paul W. Talbot
Associate General Counsel

Enclosures

cc: Mr. John K.S. Wilson – Christian Brothers Investment Services, Inc.
L. Steven Leshin – Jenkens & Gilchrist, P.C.
T. Allen McConnell – Jenkens & Gilchrist, P.C.

EXHIBIT A



CBIS25

25 YEARS OF FAITH & FINANCE

Christian Brothers Investment Services, Inc.

November 27, 2006

Mr. Daniel R. Feehan
President, CEO and Director
Cash America
1600 West 7th Street
Fort Worth, TX 76102-2599

RE: Agenda Item for 2007 Annual Shareholder Meeting

Dear Mr. Feehan:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2007 Annual Meeting of Stockholders of Cash America. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian, Mellon Bank, of our long position of 20,421 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2007 Meeting.

The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

John K.S. Wilson
Director - Socially Responsible Investing

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 3403
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

www.cbisonline.com

Develop Suitability Standard For Loans
(Cash America)

Whereas:

Our company provides cash advances and consumer credit, including "payday loans," but unlike many providers of financial services, our company makes little effort to ensure that its product is suitable for borrowers. Our company may not adequately know its customers.

According to the Cash America website, the annual percentage rate for a typical payday loan with a 14 day repayment period is nearly 400%, though a study found that nearly half of all borrowers believed that their rate to be under 30% (Credit Research Center, 2001). The industry claims that these loans are for occasional short-term cash needs only, yet many borrowers obtain frequent payday loans. According to a study of Iowa consumers, the average borrower in that state received 12 such loans per year, suggesting that many people may be using cash advances to "roll over" earlier payday loans (Iowa Banking Division, 2003). According to the Coalition for Responsible Lending, the average payday loan borrower pays $800 to repay a loan of $325. Since most payday loan customers are of low or moderate income, frequent roll-overs of cash advances could result in a "debt trap" from which some would be unable to emerge.

Policymakers and opinion leaders are increasingly confronting payday lending. The academic and political consensus is increasingly that payday loans do not serve the interests of working poor or military customers. The media have extensively covered the high financial and professional price military customers pay for payday loans, and the industry has been criticized for targeting military families for "predatory" loans.

All four national banking regulators effectively prohibit banks under their supervision from marketing payday lending products.

Resolved: That our company appoint a committee of the board to (1) develop a standard of suitability for our company's products; (2) develop internal controls relevant to the implementation of the suitability standard and (3) create a public reporting standard that assesses the company's success in providing loans that meet the suitability standard.

Supporting Statement

Suitability standards commit financial service providers to offering products that are appropriate for customers' needs and financial circumstances. They represent an affirmative responsibility of companies to take reasonable steps to prevent harm to customers. Because suitability standards vary by industry, the companies themselves, in collaboration with shareholders and customers, can best define appropriate suitability standards. We note that suitability standards are widespread among financial service providers.

In reports to shareholders on results of the suitability standard, the company should include:

- Metrics to determine whether loans were consistent with the borrowers' ability to repay;
- The results of our company's efforts to be transparent in the disclosure of the terms of loans to borrowers; and
- An assessment of the reasonableness of collection procedures.

To be successful, suitability standards must be accompanied by thorough internal controls and public reporting to allow shareholders to evaluate the company's success in complying with its own standard. Current payday lending industry practices are vague, and shareholders have no means of evaluating their effectiveness.



Mellon Global Securities Services

October 31, 2006

Cash America International, Incorporated
1600 West 7th Street
Fort Worth, TX 76102

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian and holder of record of 20,421 shares of Cash America International, Incorporated, for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d–3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of Cash America International, Incorporated, and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

FAX TRANSMISSION

To: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: February 5, 2007

Re: Shareholder proposal submitted to Cash America International, Inc.

Number of pages, including this page = 25

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 5, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Cash America International Inc.

Dear Sir/Madam:

I have been asked by the Christian Brothers Investment Services, Inc. (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Cash America International, Inc. (hereinafter referred to either as "Cash America" or the "Company"), and which has submitted a shareholder proposal to Cash America, to respond to the letter dated January 5, 2007, sent to the Securities & Exchange Commission by the Company, in which Cash America contends that the Proponent's shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Cash America's year 2007 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponent's shareholder proposal requests Cash America to develop, *implement* and report on the development of suitability standards for loans to its customers.

INTRODUCTION

The Company is in the "payday lending" business and engages in predatory lending practices. Attached as Exhibit A is a table taken from the Company's payday loan web site showing interest rates it charges for payday loans in Florida. Interest rates range from a low of 283.21% APY to a high of 1,163.13% APY. That is not a misprint. It is an interest rate of 1,163,13%, which means that if the payday loan existed for an entire year, the victim of the predatory lending practice would have paid almost $12 for each dollar *initially* borrowed, and yet would still own that original dollar. Renewing the loan each payday is normal industry practice.

BACKGROUND

The serious social consequences of the form of predatory lending known as payday lending led Congress to pass a law during the last legislative session that prohibits payday lending to military personnel and their families at interest rates higher than 36% APY. See 10 USC 987, enacted as part of the National Defense Authorization Act for Fiscal Year 2007. We note that Cash America makes payday loans in Florida that carry interest rates some 32 times the Federal limit set in that statute. The provision was added to the Authorization Act by a unanimous vote in the Senate.

In connection with the enactment of 10 USC 987, the U.S. Senate Committee on Banking, Housing and Urban Affairs held a hearing on September 14, 2006, to conduct a review of a document, dated August 9, 2006, prepared by the Department of Defense entitled "Report on Predatory Lending Practices Directed at Members of the Armed Forces and Their Dependents" (the "Report"). The Report had been prepared by the Department of Defense in response to a Congressional mandate requiring such a report which mandate was contained in Section 579 of the National Defense Authorization Act for Fiscal Year 2006. At the hearing, the then Chairman of the Committee, Senator Richard Selby (R. AL), stated:

> Although predatory lending schemes differ in their details, they share certain characteristics. For example, some lenders target financially inexperienced consumers and make loans without regard to the consumer's ability to repay. The lending products they offer also feature high interest rates and fees. These lenders often count on the fact that borrowers will be unable to pay the loan in full when due, forcing borrowers to seek additional loans which generate more fees. The end result is often the same: mounting debt, deteriorating credit rating, and reduced availability of credit sources.

The Executive Summary of the 92 page Department of Defense Report included the following (at page 4) as among the characteristics of predatory lending to military personnel:

(2). Predatory lenders make loans based on access to assets (through checks, bank accounts, car titles, tax refunds, etc.) and guaranteed continued income, but not on the ability of the borrower to repay the loan without experiencing further financial problems.
(3). . . . Increasingly the Internet is used to promote loans to Service members.
(4). Predatory products feature high fees/interest rates, with some requiring balloon payments, while others pack excessive charges into the product. . .
(5). Most of the predatory business models take advantage of borrower's inability to pay the loan in full when due and encourage extensions through refinancing and loan flipping. These refinances often include additional high fees and little or no payment of principal.

In addition to describing, in Appendix 4, the various actions, including education programs, that the military itself is taking, at considerable expense, to protect its personnel from predatory payday lending, the Report lists a number of reforms in payday lending that it recommends, including the following (at pages 6-8):

(1). **Require that unambiguous and uniform price disclosures be given to all Service members and family members regard to any extension of credit (excluding mortgage lending). . . .**
(2). **Require a federal ceiling on the cost of credit to military borrowers, capping the APR to prevent any lenders from imposing usurious rates. . .**
(3). **Prohibit lenders from extending credit to Service members and family members without due regard for the Service member's ability to repay.**
(a). Prohibit lenders from using checks, access to bank accounts and car title pawns as security for obligations. These methods provide undue and coercive pressure on military borrowers and allow lenders more latitude in making loans without proper regard for the Service member's ability to repay. They also place key assets at undue risk.
(b). Restrict the ability of creditors and loan companies to require or coerce Service members *into* establishing allotments to repay their obligations. Allotments must be at the convenience and discretion of the military borrower and not a prerequisite for obtaining a loan.
(4). **Prohibit provisions in loan contracts that require Service members and family members to waive their rights to take legal action. . . .**
(5). **Prohibit contract clauses that require Service members to waive any special legal protections afforded to them. . .**

Following the Executive Summary, the Report describes the prevalence of predatory lending around military bases. The primary predatory loan technique described in this section is payday lending (pages 9-14, over half of this section), followed by internet lending (also engaged in by Cash America) (pages 14-15), as well as four other predatory lending techniques (pages 15-19). Payday lending is described (page 14) as follows:

a. Payday Lending

Payday loans are small loans secured by the borrower's personal check or by an agreement to electronically withdraw payment from the borrower's bank account. Loans average about $350, are due in full on the next payday, typically in 14 days, and cost from 390 to 780% annual interest rate. Payday lending has emerged in the last ten years and is now allowed in thirty-nine states. Payday loans are made by storefront lenders, check cashing outlets, pawn shops, rent-to-own stores and via Internet sites.

The Report lists the following predatory characteristics of payday loans:

(1). Triple digit interest rate. Payday loans carry very low risk of loss, but lenders typically charge fees equal to 400% APR and higher.
(2). Short minimum loan term. 75% of payday customers are unable to repay their loan within two weeks and are forced to get a loan "rollover" at additional cost. In contrast, small consumer loans have longer terms (in NC, for example, the minimum term is six months.)
(3). Single balloon payment. Unlike most consumer debt, payday loans do not allow for partial installment payments to be made during the loan term. A borrower must pay the entire loan back at the end of two weeks.
(4). Loan flipping (extensions, rollovers or back to back transactions). Payday lenders earn most of their profits by making multiple loans to cash-strapped borrowers. 90% of the payday industry's revenue growth comes from making more and larger loans to the same customers.
(5). Simultaneous borrowing from multiple lenders. Trapped on the "debt treadmill", many consumers get a loan from one payday lender to repay another. The result: no additional cash, just more renewal fees.
(6). No consideration of borrower's ability to repay. Payday lenders encourage consumers to borrow the maximum allowed, regardless of their credit history. If the borrower can't repay the loan, the lender collects multiple renewal fees.
(7). Deferred check mechanism. Consumers who cannot make good on a deferred (post-dated) check covering a payday loan may be assessed multiple late fees and NSF check charges or fear criminal prosecution for writing a "bad check."
(8). Mandatory arbitration clause. By eliminating a borrower's right to sue for abusive lending practices, these clauses work to the benefit of payday lenders over consumers.

Check-holding, a central feature of payday loans, is particularly risky for military borrowers. Every payday loan involves a prospective "bad" check. Military borrowers are required to maintain bank accounts in order to receive direct deposit of military pay and are subject to the Uniform Code of Military Justice that penalizes deliberately writing a check not covered by funds on deposit. Borrowers become trapped in repeat borrowing or renewals of loans in order to keep the check used to obtain the loan from bouncing, a key reason that payday loans are debt traps.

The two-week loan payday lenders claim they are providing is virtually nonexistent. Research by Center for Responsible Lending shows that only one percent of loans go to borrowers who take out one loan in a year. Indeed, the industry relies on revenue from borrowers caught in a debt trap. Ninety-one percent of payday loans go to borrowers with five or more loan transactions per year. They are trapped in this wage-stripping debt through loan terms that require them to either pay off the entire principal on payday, which most of these borrowers cannot afford to do, or to pay another fee of about $50 every payday for weeks, months, or years as they repeatedly roll over the loan or renew it in a back-to-back transaction. They do this to avoid default, for if the lender deposits their uncovered check, they face serious consequences. This debt trap is the rule, not the exception: the average borrower pays back $834 for a $339 loan.

In a section of the Report entitled "**Need for Federal and State assistance**" (page 45), it was stated:

> The Department of Defense cannot prevent predatory lending without assistance from Congress, the state legislatures, and federal and state enforcement agencies. Although the Department can assist with enforcing stronger laws and regulations through its disciplinary process and can educate Service members on their rights and recourse, statutory protections are necessary to protect Service members from unfair, deceptive lending practices and usurious interest rates and to require uniform disclosure of credit costs and terms. **Specifically, lenders should not be permitted to base loans on prospective bad checks, electronic access to bank accounts, mandatory military allotments, or titles to vehicles.** (Emphasis supplied.) All costs involved in borrowing should be included in interest rate calculations and disclosures. Laws and regulations must be changed to close regulatory loopholes that leave non-resident military borrowers unprotected in many states.
>
> **It is clear that the payday lending business model is based on the repeat collection of high loan fees from one borrower in successive transactions, without the extension of new principal.** (Emphasis supplied.) The industry has a vested interest in legislation and regulations that allow the high fees and repeat borrowing cycle to continue. As states work to balance the need for short-term credit with effective borrower protections, regulation of the payday lending industry presents a daunting challenge.
>
> In 2004, The Department called on the states to support 10 key issues that would improve the quality of life for Service members and their families. One of the ten issues requested that states enforce their usury laws to prohibit predatory payday lending. To date, eleven states have met that standard by preventing triple-digit interest rates for payday loans including the States of Connecticut, Georgia, Maine, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Vermont, and West Virginia. These states have been successful in maintaining strong usury laws and aggressively enforcing those laws. Despite Arkansas's low constitutional usury cap, the state has permitted payday lenders to charge triple-digit interest rates, including to airmen stationed at Little Rock.
>
> For example, the State of Georgia recently enacted a tough anti-payday loan law to close loopholes and strengthen penalties against lenders that exceed the state's

60% usury cap. The presence and testimony by Navy personnel before the Georgia State Legislature sparked its passage. In North Carolina, state legislators refused to reauthorize its payday lending law following the 2001sunset of its original authorization. Following the sunset, payday lenders tried to circumvent North Carolina's 36 percent APR small loan usury cap with the "rent a bank" model, i.e. affiliating with an out of state bank. In December 2005, the North Carolina Commissioner of Banks ruled that Advance America was making illegal loans under this model, and ordered them to cease and desist. Several months later, the State Attorney General reached consent agreements with the three payday chains still operating in the state, forcing them to also stop their payday lending in North Carolina.

In the other thirty-nine states, a variety of laws have been enacted to authorize loans based on checks drawn on insufficient funds and costing over 300 percent APR. Many of these States that have legalized payday lending have included in their authorization statutes a variety of provisions purporting to lessen the harm of repeat borrowing that result from the design of these loans. These provisions include mandatory databases, cooling off periods, attempts to stop rollovers and back-to-back transactions, and attempts to stop borrowing from multiple lenders. Even with the addition of all these "consumer bells and whistles," these laws do not stop the debt trap.

For example, when some states banned "rollovers," meaning the borrower could extend the loan for another fee without paying it back, payday lenders attempted to circumvent this reform by offering back-to-back transactions. The borrower paid off the loan and immediately opened a new one for the same amount. This had the same detrimental effect on the borrower, and also allowed the payday lender to call the transaction a "new" loan, even though they were handing back the same amount of money. Even when the transactions are separated by a couple of days or a week, the borrower is still caught in the cycle of debt. If they were using these loans as an occasional boost to get to the next payday, they would have only a few loans a year, with weeks or months between.

As another example, the State of Florida limits borrowers to one loan at a time from all lenders, enforced by a data reporting system licensees must use. Other states using databases include the States of Illinois, Oklahoma, North Dakota, and Michigan (in the near future). Unfortunately these attempts have been unsuccessful; even with loan restrictions and enforcement tools, the average borrower in Florida takes out eight loans per year and the average borrower in Oklahoma takes out nine payday loans per year.

Some state payday loan laws include limits intended to prevent repeat borrowing but are easily circumvented. For example, the recent Illinois payday loan law is widely touted by the payday loan trade association as a model of protections. It permits total loans up to $1,000 or 25 percent of gross monthly income, caps rates at over 400 percent APR for two-week loans, permits borrowers to have two loans at the same time, imposes a seven-day recovery period after borrowers have used loans for 45 days, and provides for an extended repayment plan only after repeat use of these loans. Loan restrictions are monitored through a central database. Illinois officials report that payday lenders are evading these limitations by getting another form of state license and making loans at similar rates for longer periods of time.

The State of Oregon recently enacted a law to cap payday loan rates at 36 percent interest and a fee of $10 per $100 borrowed with a minimum 31-day repayment period. Similar limits were contained in a proposed referendum where advance polling showed 72 percent of the populace supported the protections in the Oregon ballot proposal. Although the new law will not take effect until mid-2007, payday lenders are already switching to a lender's license that does not cap rates or put any limits on repeat borrowing in order to avoid these restrictions.

b. State Legislative Recommendations

The most effective state protections combine strict usury limits and vigorous enforcement. The failure of numerous states to enforce their small loan laws and regulations with predatory lenders who target both resident and non-resident military personnel leaves these borrowers unprotected from loans with high rates and packed with extra fees and insurance premiums. Effective state legislative and regulatory assistance that provides access to responsible and affordable credit that improves Service members' lives is needed.

c. Congressional Legislative Recommendations

Effective Congressional legislation is also needed. The following Congressional legislation has been introduced during this session, which has the potential to protect Service members and their families from predatory lenders:

(1). Amendment to S. 2766, the Defense Authorization Bill of 2007. This amendment was offered by Senators Talent (R-Mo) and Nelson (D-Florida) and passed the Senate unanimously on June 22, 2006. It would cap interest rates for loans to Service members and their dependents at no more than 36 percent APR including all fees for credit related services EXCEPT bona fide credit insurance. If a state has a lower rate cap, that would apply. This amendment is nearly identical to H.R. 97 listed below.

(2). H.R. 97, introduced by Representative Graves (R-Mo), would place a 36 percent APR limit on loans made to Service members and restrict automatic renewal, refinancing, repaying or consolidation of loans using the proceeds of other loans. The rate cap does not include the cost of ancillary products sold with the loan or provide a private right of action to make the protections enforceable.

(3). S. 1878, introduced by Senator Akaka (D-HI), and H.R. 5350, introduced by Representative Udall (D-NM), would prohibit loans secured through the use of checks, share drafts, or electronic access to bank accounts for all borrowers. In addition, the bills prohibit depository institutions from directly or indirectly making payday loans. Rep. Udall's bill also calls on the Federal Reserve Board to study better cost disclosure rules under Truth in Lending.

(4). H.R. 458, introduced by Representative Davis (R-KY), contains a Title II that provides some limitations for a subclass of lenders termed "military lenders" (defined as either explicitly marketing to Service members or having more than 10 percent of customers in the military) and primarily targets military installment loan companies. Title II applies to collection actions, including limits on garnishment, contacting unit commanders, requiring Service members to waive their Service Members Civil Relief Act (SCRA) rights, and restrictions on using military terms to market their products. These restrictions are currently largely addressed in statute and DOD policy. Title II does not limit the cost of loans or prohibit the solicitation of unfunded checks or pledge of car titles to secure loans. Provisions that only impact collection actions of lenders fail to address the terms of loans that make them harmful to Service members, such as usurious interest rates, a requirement to write checks without funds on deposit or to sign over a car title or tax refund. Garnishments are covered by federal statute and include due process requirements and restrictions.

In a Business Week article (January 8, 2007), Senator John Warner (R, VA) is quoted with respect to the new law as follows:

> Congress has an absolute responsibility to protect members of the military and their families from such unfair practices.

At about the same time, on January 9, 2007, the Department of Defense issued a press release (attached as Exhibit B) stating that it had "launched a new effort to educate servicemembers about the dangers of borrowing from 'loan shark' lending companies". The press release goes on to say:

> The most prevalent type of loan-shark lending affecting military personnel is what is known as "payday loans".

In additional to the references in the DoD Report to activities by states to rein in payday lending, we attach as Exhibit C an article from the Milwaukee Journal of April 16, 2004 reporting that the Governor of Wisconsin had vetoed a bill restricting payday lending because it did not go far enough; we attach as Exhibit D a description of the Illinois Payday Loan Reform Act, signed by the governor on June 9, 2005; we attach as Exhibit E a press release dated March 1, 2006 describing North Carolina's Attorney General's actions against payday lending; and we attach as Exhibit F a press release dated June 13, 2000 from the New York Banking Department on payday loans.

RULE 14a-8(i)(7)

Predatory lending has long been deemed to be a serious social problem, and has led to calls for, and enactment of, state and federal regulation. Consequently, it is far from surprising that the Staff has held that shareholder proposals on predatory lending raise important policy issues and are not excludable by virtue of Rule 14a-8(i)(7). See *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). In order to refresh the Staff's recollection of the importance of this policy issue, we hereby incorporate into this letter by this reference the section entitled "Background" from the letter sent by the undersigned to the Staff in connection with the proponent's proposal that was the subject of the *Conseco* no-action letter. Last proxy season, the Staff reaffirmed its position that predatory lending is such an important policy issue that shareholder proposals to lenders on the topic are not excludable as matters pertaining to the ordinary business operations of the registrant. *Bank of America Corporation* (February 23, 2006).

It should be more than abundantly clear from the materials discussed in the prior "Background" portion of this letter, as well as the interest rates charged by Cash America and described in the "Introduction" portion of this letter, that payday lending is a form, indeed a particularly pernicious form, of predatory lending. Consequently, the Proponent's shareholder proposal is not excludable under the rubric of ordinary business.

We note that the Report extensively quoted from in the "Background" portion of this letter, as well as other materials cited there, describes the fact that, in addition to the statute actually passed by Congress last year, there have been numerous other bills on payday lending introduced in the Congress, as well as extensive activity in the states.

The two letters relied on by the Company, *Bank of America Corporation* (March 7, 2005) and *Wells Fargo & Company* (February 16, 2006) are readily distinguishable. In each of those letters the proposal was not directed at predatory loans made by the company receiving the proposal. Rather, the proposals concerned loans that the recipient banks made to lenders that might be engaged in predatory lending. Each of the recipient banks, using identical language, argued that although they quite agreed that "predatory lending may raise significant policy issues", they asserted that since they themselves made no such loans, the proposals raised no significant policy issue for them. The Staff agreed. However, that argument is not available to Cash America since it is, indeed, the maker of predatory loans, with interest rates of up to more than 1,163% APY per annum.

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponent's shareholder proposal.

RULE 14a-8(i)(10)

The Company has the burden of proving the applicability of any exclusion under Rule 14a-8(i). The Company has failed to carry that burden with respect to Rule 14a-8(i)(10).

It has provided no evidence that it has actual, enforced suitability policies in place. It has provided no text of any policy. Instead, at the top of page 6 of its letter, it states that it has a scoring system that includes four criteria. None of those criteria appear to relate to predatory lending or the evils described in the Report and in other materials set forth in the prior section of this letter entitled "Background", such as requiring postdated checks, expecting to roll over loans for additional fees, charging unconscionable interest rates, mandatory arbitration clauses etc. Indeed, the Company's scoring system, like all lender scoring systems, is designed to protect the Company and is not designed, in the Supporting Statement's words, to assure that its "products are appropriate for customers' needs and financial circumstances". Suitability is a concept that is *required* in the relationship of stockbroker and customer, to prevent brokers from, for example, putting a 90 year old widow into 30 year zero coupon bonds. Similarly, a predatory loan is, by definition, unsuitable for the borrower. The proposal requests that the Company develop a suitability policy with respect to its customers. Cash America has provided no evidence that it has adopted such a policy, which would prevent predatory lending.

Finally, the penultimate paragraph of the Proponent's supporting statement lists three possible aspects of a suitability standard. The first is that the loan be consistent with the borrower's ability to pay. As is described in the "Background" section of this letter, payday loans are often made not based on the ability of the borrower to repay, but rather on the ability of the lender to collect repeated fees on renews of the loan. At no point in its letter does the Company assert that eschews that industry practice. Nor does the Company at any point in its letter state that it complies with the second standard, namely transparency of terms of the loans. Finally, there is no discussion of the third suggestion, namely the reasonableness of the Company's collection procedures.

For the foregoing reasons, the Company has failed to establish that the Proponent's shareholder proposal has been substantially implemented.

RULE 14a-8(i)(3)

In Staff Legal Bulletin 14B (September 15, 2004) the Staff engaged in an extensive discussion of Rule 14a-8(i)(3). In that Bulletin, the Staff stated:

> ... we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

We believe that each of the objections that Cash America has made to the wording of the Proponent's proposal is of the types described in Staff Legal Bulletin 14B. In particular, the Company's objections seem to be to the opinion of the Proponent and/or to assertions that are matters of dispute.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Paul W. Talbot, Esq.
John Wilson
Dan Rosan
Fr. Mike Hoolahan

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Exhibit A (2 pages)

Rates and Terms > Florida English En Español

Governing Law

The loan agreement will be governed by the applicable laws. Questions or complaints should be directed to your state's regulatory agency that you can find by clicking here.

Credit Services Organization

CashNetUSA will not be the lender for loans received at this site. CashNetUSA is a Credit Services Organization. We will attempt to arrange a loan between you and a third party lender and service that loan once it is issued. Any questions, service issues or complaints about your loan will be addressed by CashNetUSA and not the lender.

Maximum Loan Amount

The maximum loan amount for Florida residents will be $1500.00.

Loan Terms

- Your loan will be due on your next payday that falls between 8 to 35 days away.
- If you are paid by paper check, we will give you a grace period of 1 day to deposit your check.
- If you are paid monthly, your loan will be due on your next payday that falls between 8 to 35 days away.
- If your pay dates fall outside of these ranges, your loan will be due in 14 days.
- You have the right to rescind your loan within 5 days of signing your loan contracts. To access the cancellation forms, click here.

Extensions

You may extend your loan a maximum of 4 times by paying an additional fee before the full amount must be satisfied. To extend a loan, the fee for the original loan must first be paid on the due date. After paying the original loan fee, you will be contracted with the lender for an additional loan, for which you will be charged an additional Credit Services fee and additional interest. For more information on Extensions, click here to visit our FAQ page. Extension, partial payment, and early payoff requests must be received at least 2 business days prior to your due date. You can request these updates to your loan by logging into your member account.

Fees and Charges

Your Credit Services Organization fee will be $25.00 per $100 borrowed. You will also be charged interest of 18.00% APR by the lender on the principal and CSO fees. The chart below displays the Credit Services Organization fee and the interest combined to determine the Annual Percentage Rate.

Fees Schedule and APR

Term In Days	APR**	$100	$200	$300	$400	$500	$600	$700	$800	$900	$1000	$1100	$1200	$1300	$1400	$1500
		Finance Charge/APR**														
8	1163.13%	$25.49	$50.99	$76.48	$101.97	$127.47	$152.96	$178.45	$203.95	$229.44	$254.93	$280.42	$305.92	$331.41	$356.90	$382.40
9	1036.39%	$25.55	$51.11	$76.66	$102.22	$127.77	$153.33	$178.88	$204.44	$229.99	$255.55	$281.10	$306.66	$332.21	$357.77	$383.32
10	935.0%	$25.62	$51.23	$76.85	$102.47	$128.08	$153.70	$179.32	$204.93	$230.55	$256.16	$281.78	$307.40	$333.01	$358.63	$384.25
11	852.05%	$25.68	$51.36	$77.03	$102.71	$128.39	$154.07	$179.75	$205.42	$231.10	$256.78	$282.46	$308.14	$333.82	$359.49	$385.17
12	782.92%	$25.74	$51.48	$77.22	$102.96	$128.70	$154.44	$180.18	$205.92	$231.66	$257.40	$283.14	$308.88	$334.62	$360.36	$386.10
13	724.42%	$25.80	$51.60	$77.40	$103.21	$129.01	$154.81	$180.61	$206.41	$232.21	$258.01	$283.82	$309.62	$335.42	$361.22	$387.02
14	674.29%	$25.86	$51.73	$77.59	$103.45	$129.32	$155.18	$181.04	$206.90	$232.77	$258.63	$284.49	$310.36	$336.22	$362.08	$387.95
15	630.83%	$25.92	$51.85	$77.77	$103.70	$129.62	$155.55	$181.47	$207.40	$233.32	$259.25	$285.17	$311.10	$337.02	$362.95	$388.87
16	592.81%	$25.99	$51.97	$77.96	$103.95	$129.93	$155.92	$181.90	$207.89	$233.88	$259.86	$285.85	$311.84	$337.82	$363.81	$389.79
17	559.26%	$26.05	$52.10	$78.14	$104.19	$130.24	$156.29	$182.34	$208.38	$234.43	$260.48	$286.53	$312.58	$338.62	$364.67	$390.72
18	529.44%	$26.11	$52.22	$78.33	$104.44	$130.55	$156.66	$182.77	$208.88	$234.99	$261.10	$287.21	$313.32	$339.42	$365.53	$391.64
19	502.76%	$26.17	$52.34	$78.51	$104.68	$130.86	$157.03	$183.20	$209.37	$235.54	$261.71	$287.88	$314.05	$340.23	$366.40	$392.57
20	478.75%	$26.23	$52.47	$78.70	$104.93	$131.16	$157.40	$183.63	$209.86	$236.10	$262.33	$288.56	$314.79	$341.03	$367.26	$393.49

Florida Payday Loan Fee Schedule @ CashNetUSA.com

21	457.02%	$26.29	$52.59	$78.88	$105.18	$131.47	$157.77	$184.06	$210.36	$236.65	$262.95	$289.24	$315.53	$341.83	$368.12	$394.42
22	437.27%	$26.36	$52.71	$79.07	$105.42	$131.78	$158.14	$184.49	$210.85	$237.21	$263.56	$289.92	$316.27	$342.63	$368.99	$395.34
23	419.24%	$26.42	$52.84	$79.25	$105.67	$132.09	$158.51	$184.92	$211.34	$237.76	$264.18	$290.60	$317.01	$343.43	$369.85	$396.27
24	402.71%	$26.48	$52.96	$79.44	$105.92	$132.40	$158.88	$185.36	$211.84	$238.32	$264.79	$291.27	$317.75	$344.23	$370.71	$397.19
25	387.5%	$26.54	$53.08	$79.62	$106.16	$132.71	$159.25	$185.79	$212.33	$238.87	$265.41	$291.95	$318.49	$345.03	$371.58	$398.12
26	373.46%	$26.60	$53.21	$79.81	$106.41	$133.01	$159.62	$186.22	$212.82	$239.42	$266.03	$292.63	$319.23	$345.84	$372.44	$399.04
27	360.46%	$26.66	$53.33	$79.99	$106.66	$133.32	$159.99	$186.65	$213.32	$239.98	$266.64	$293.31	$319.97	$346.64	$373.30	$399.97
28	348.39%	$26.73	$53.45	$80.18	$106.90	$133.63	$160.36	$187.08	$213.81	$240.53	$267.26	$293.99	$320.71	$347.44	$374.16	$400.89
29	337.16%	$26.79	$53.58	$80.36	$107.15	$133.94	$160.73	$187.51	$214.30	$241.09	$267.88	$294.66	$321.45	$348.24	$375.03	$401.82
30	326.67%	$26.85	$53.70	$80.55	$107.40	$134.25	$161.10	$187.95	$214.79	$241.64	$268.49	$295.34	$322.19	$349.04	$375.89	$402.74
31	316.85%	$26.91	$53.82	$80.73	$107.64	$134.55	$161.47	$188.38	$215.29	$242.20	$269.11	$296.02	$322.93	$349.84	$376.75	$403.66
32	307.66%	$26.97	$53.95	$80.92	$107.89	$134.86	$161.84	$188.81	$215.78	$242.75	$269.73	$296.70	$323.67	$350.64	$377.62	$404.59
33	299.02%	$27.03	$54.07	$81.10	$108.14	$135.17	$162.21	$189.24	$216.27	$243.31	$270.34	$297.38	$324.41	$351.45	$378.48	$405.51
34	290.88%	$27.10	$54.19	$81.29	$108.38	$135.48	$162.58	$189.67	$216.77	$243.86	$270.96	$298.05	$325.15	$352.25	$379.34	$406.44
35	283.21%	$27.16	$54.32	$81.47	$108.63	$135.79	$162.95	$190.10	$217.26	$244.42	$271.58	$298.73	$325.89	$353.05	$380.21	$407.36

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Exhibit A (page 2 of 2)

DefenseLINK

Recommended reading from [John Wilson],
Reference: DefenseLINK News: DoD Cautions Servicemembers Against 'Loan-Shark' Lenders

Exhibit B (2 pages)



AMERICAN FORCES INFORMATION SERVICE
NEWS ARTICLES

DoD Cautions Servicemembers Against 'Loan-Shark' Lenders

By Terri Lukach
American Forces Press Service

WASHINGTON, June 17, 2005 – The Defense Department has launched a new effort to educate servicemembers about the dangers of borrowing from "loan-shark" lending companies and to teach them how to avoid ending up in a spiral of compounding debt, a DoD official said here today.

The most prevalent type of loan-shark lending affecting military personnel is what is known as "payday loans," said John M. Molino, deputy undersecretary of defense for military community and family policy. "A payday loan is essentially a plug – money that gets you from today to the next payday so you can cover your bills." The problem is that money is very expensive, he said in an interview.

"Typically, a payday loan of a $100 will cost the borrower $17 for two weeks. The average payday loan is about $500, so now we're talking about a fee of $85.

"By itself, that's not a big problem," Molino said. "However, when you consider that it is not uncommon for that military member to roll the loan over four or five times, that $85 will grow exponentially to the point where you are paying an enormous amount of money for the relatively meager amount of the loan.

"It got you through payday, but if you weren't able to pay it off, now it's two more weeks, and two more weeks, and you're paying nearly 500 percent interest annually. That's a lot of money to pay," he said.

Considering that about 9 percent of all enlisted personnel and 12 percent of all mid-level non-commissioned officers use payday loans, the potential for detrimental impact on mission accomplishment is very real, Molino said.

"If you're in debt, you have other things in mind. You're doing things other than concentrating on the mission; maybe you're taking on other employment. The effects are long-lasting and go deep into a person's performance; it affects unit readiness," Molino said.

Part of the problem is the proximity of payday lenders to military installations. "If you look at where they position their businesses, they are right outside the gate," Molino said. A recent study of 15,000 payday lenders in more than 13,000 ZIP codes in 20 states that host military installations revealed that payday lenders open their storefronts around military installations.

Molino said the department is taking steps, such as hosting fairs at military installations, to educate military members about the dangers of payday loans and familiarize them with ways to put themselves and their families on a sound financial footing.

"We can make soldiers smarter," he said. "We can make them better consumers; we can teach them how to save for a rainy day, so when they need to borrow they can -- and pay themselves back, at no interest. We are also doing something about payday lenders."

Molino said his office is watching them closely, looking at behaviors and patterns that are inconsistent with state law and encouraging states to pass laws that are not only friendly to servicemembers but also require honesty and discipline on the part of payday lenders.

Molino cited Georgia, Florida and Oklahoma as examples of states that have taken positive action against payday lenders. Last year Georgia passed legislation that eliminated payday lending from the state, he said, while Florida and Oklahoma now require a 24-hour waiting period between payday loans, thus eliminating rollovers and multiple loans.

"We believe we need to work hard to limit the impact of payday lenders, but the real answer is to help our servicemembers and their families get control of their own finances to be in charge of their future," Molino said.

Biography:
John M. Molino


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Exhibit B(page 2 of 2

Exhibit C (3 pages)


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Doyle kills payday loan plan

Milwaukee Journal Sentinel, The, Apr 16, 2004 by STEVEN WALTERS

Doyle kills payday loan plan

Regulations on storefront lenders not strong enough, governor says

By STEVEN WALTERS swalters@journalsentinel.com, Journal Sentinel

Friday, April 16, 2004

Madison -- Gov. Jim Doyle signed a bill on Thursday to restrict predatory lenders who gouge homeowners with exorbitant rates, but he vetoed another measure that would have imposed limits on another type of controversial loan company.

Saying a bill that restricts so-called payday lenders wasn't strong enough, Doyle vetoed the Republican-sponsored legislation. The bill would have imposed limits on the state's growing payday loan companies -- whose 337 outlets wrote $423.7 million worth of loans last year. These lenders typically charge $20 for every $100 borrowed, and state officials say fees can amount to 1,000% of the loan amount on an annual basis.

The number of payday loans has skyrocketed in the past several years. The lenders, who accept personal checks and car titles as security for short-term loans, gave 1.3 million loans in Wisconsin last year, compared with 630,000 in 1998.

Exhibit C
(page 2 of 3)


SLAP THE DONALD.

While other states are tightly controlling payday loans, Wisconsin has "become a haven" for them, said Lorrie Keating Heinemann, secretary of the state Department of Financial Institutions, who had asked the Legislature for tougher controls.

"This industry has a huge economic impact on our communities, and we need to seriously address this issue," Doyle said in his veto message. "Unfortunately, this legislation doesn't go far enough."

Doyle said payday lenders earned fees of almost $85 million in Wisconsin last year. More than 90% of the fees were to out-of-state companies, he said.

Superior Mayor Dave Ross came to the Capitol to praise the veto and urge tougher controls, saying his city with a population of about 27,000 has eight payday loan outlets on two main streets. That gives Superior "an image problem," he said.

Because Minnesota has no payday loan outlets, the industry has prospered in Superior, Ross said. Payday lenders "trap" borrowers, including low-wage earners who take the money and bet it at casinos, into a "chronic cycle of borrowing," Ross said.

Peggy Partenfelder-Moede, a spokesman for Wisconsin's Deferred Deposit Association, said payday loans "filled a financial niche."

The bill, sponsored by Rep. Sue Jeskewitz (R-Menomonee Falls), would have reduced the maximum size of a payday loan from $25,000 to $5,000 and limited the number of times a loan could be refinanced with higher fees.

Jeskewitz said Doyle's veto cost the state a "great opportunity" to protect consumers..

Attorney General Peg Lautenschlager asked the governor to veto the bill, saying it amounted to "one of the weakest regulatory schemes for payday lenders in the United States."

It did not limit interest or fees that can be charged, and did not limit the number of payday loans anyone could have at one time, she said.

According to the non-profit Wisconsin Democracy Campaign, which totals campaign-finance donations, executives of check cashing businesses donated $42,500 to legislators and their party campaign funds in 2002 and 2003.

Sens. Ted Kanavas (R-Brookfield) and Russ Decker (D-Schofield) got the most, $4,800 and $3,900, respectively, the Democracy Campaign reported.

The other bill that Doyle did sign into law restricts the amount a lender can charge in interest on home loans and is intended to stop companies that prey on unsophisticated consumers.

Exhibit C (p-g 3 of 2)

Jim Stanek of the Metropolitan Milwaukee Fair Housing Council said "a main weakness" in the law is a requirement that victims of predatory lenders must take their cases to the state's Department of Financial Institutions if they want to complain about their loans.

Milwaukee County Treasurer Dorothy Dean, who led a public campaign to better regulate the lenders, called the measure "a good first step" and said it will stop the worst abuses.

Joe Manning and Michelle Derus of the Journal Sentinel staff contributed to this report.

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On June 9, 2005, Governor Rod R. Blagojevich signed a landmark Payday Loan Reform Act that for the first time will regulate the payday loan industry in Illinois and strengthen protection to consumers, especially working families and members of the military against predatory and abusive practices. The Act became effective in December 2005.

"Payday loans are supposed to help working people cover unexpected costs and emergencies. They're not supposed to break their bank accounts. We needed to do something about this, and we have achieved it," said Gov. Blagojevich upon signing the law during a ceremony at the Sargent Shriver National Center on Poverty Law. The Governor was joined by elected officials, legislators, advocate organizations, and individuals who have been the victims of abusive loans.

A payday loan is a short-term, very high-interest debt secured by a borrower's post-dated check. Payday loans become a problem when consumers cannot repay and instead renew the loan. Many consumers take out additional loans to pay the fees on their original payday loan. This extends the cycle of debt further, with no resources for recovery periods or optional repayment plans.

Currently, there are 995 payday or other short-term lenders in Illinois, a 23 percent increase from 2004. According to industry figures, the average annual percentage rate for short-term loans is 595 percent, and the average amount of a short-term loan is $380. According to the Illinois Department of Financial and Professional Regulation, in 2004 lenders made 1.4 million payday loans, which generated $1.3 billion in receivables.

"We can now protect working families from abusive lenders, very high interest rates, and endless debt. This law also helps members of the military. Lenders are no longer able to garnish their pay, collect when a member of the armed forces is in a combat zone, or contact their commanding officer," added the Governor.

"For too long, payday loan operators took advantage of the most vulnerable consumers, including members of the military," said Lt. Gov. Pat Quinn. "This legislation curbs the spiral of debt so many Illinois residents have experienced due to predatory lenders."

The Payday Loan Reform Act provides consumer protections by restricting payday lending in several ways:

- Limits the interest that can be charged for each loan to $15.50 per $100;
- Sets a cap on total loan amounts to $1,000 or 25 percent of a customer's monthly salary, whichever is less;
- Prevents borrowers from having more than two loans at a time;
- Provides that payday borrowers cannot have payday loans for more than 45 days. Once they have reached the 45-day limit they must have at least a seven-day loan free period.
- Creates a new 56-day repayment period with no additional interest charges for borrowers who have trouble repaying their loans;
- Protects borrowers from facing criminal prosecution for unpaid loans, and from paying attorneys fees and court costs; and
- Extends special protections to members of the military, including a ban on garnishing wages, deferral of collections for deployed personnel, and a prohibition on contacting a borrower's commanding officer.

In order to enforce these rules there will be a new state database that lenders will use to view the applicant's payday loan record. If a new loan violates the rules, the

Exhibit D (page 2 of 2)

payday lender will not receive authorization to issue it. Borrowers will also receive information – in English and Spanish – that outlines their rights and responsibilities before taking a loan.

"Payday loans are a temporary product that put me in a permanent bind. This law will help make sure other borrowers can keep these short-term loans, short term," said Jodie Ackerman who, along with her 9-year old daughter, joined Gov. Blagojevich at the event. Ms. Ackerman is a working single mother who needed extra money to pay her bills, and ended up thousands of dollars in debt from taking out payday loans at interest rates over 700 percent. At one point, she had three outstanding loans and needed a fourth just to make payments on her other loans. Currently, she still has two outstanding payday loans.

The Monsignor John Egan Campaign for Payday Loan Reform was started by the late Msgr. Egan in 1999, after hearing the story of one his parishioners who was victimized by a payday loan. Msgr. Egan convened a group of religious leaders, consumer advocates, public interest organizations and social service groups to form the Campaign for Payday Loan Reform, renamed after Egan following his death in May of 2001. Leaders of the coalition include Citizen Action/Illinois, The Woodstock Institute, Metropolitan Family Services, and Sargent Shriver National Center on Poverty Law.

Sen. Lightford, who worked on the legislation for five years, said the Payday Loan Reform Act "is the first step to protect consumers. Payday loans can cause people's lives to go into a tailspin because of the constant cycle of debt that the borrower can never repay."

The Illinois Department of Financial and Professional Regulation will license payday lenders and enforce the new Payday Loan Reform Act. "Payday lending is one of the fastest growing types of consumer credit in Illinois.... This bill ensures that borrowers receive the protection they deserve," said Illinois Secretary of Financial and Professional Regulation Fernando Grillo.

The Payday Loan Reform Act, which was introduced in the State Legislature as HB 1100, passed the House of Representatives unanimously and the Senate near unanimously.

For additional information, contact Citizen's Action-Illinois at (312) 427-2114, www.citizenaction-il.org. The Woodstock Institute at (312) 427-8070, www.woodstockinst.org, or Sargent Shriver National Center on Poverty Law at (312) 263-3830, www.povertylaw.org/index.cfm.

__Harry Pestine__ is the community affairs program director for Illinois at the Federal Reserve Bank of Chicago's Consumer and Community Affairs division. A community and economic development specialist, and the economic development editor for Profitwise News and Views, Mr. Pestine serves on numerous task forces and is a member of the Consul General of Mexico's New Alliance Task Force. Mr. Pestine has been an instructor at the Neighborhood Reinvestment Institute and the National Small Stores Institute. Mr. Pestine has a bachelor of science degree in economics from the University of Illinois.

Exhibit E (2 pages)



Roy Cooper
North Carolina Attorney General

For immediate release
Date: March 1, 2006

Contact: Noelle Talley
Phone: 919/716-6413

Payday lending on the way out in NC

AG Cooper says major payday lenders agree to stop loans

Raleigh: Three more payday lenders have signed agreements to stop making illegal loans in North Carolina, Attorney General Roy Cooper announced today. The agreements mean that payday lending by all major companies in North Carolina has come to a halt.

"We've fought payday lending at every turn and now we're putting this industry out of business here in North Carolina," said Cooper. "These payday lenders thought they'd found a way around North Carolina law. Now we're showing them the way out of our state."

Under consent agreements announced today, Check Into Cash, Check 'n Go and First American Cash Advance will stop making payday and other unauthorized loans in North Carolina, will stop collecting interest and other fees on existing loans, and will pay a total of $700,000 to fund efforts to help consumers impacted by payday loans.

These companies join the largest payday lender in North Carolina, Advance America, which stopped making loans in September.

"I am pleased that these companies have agreed to resolve this dispute and comply with North Carolina law," said Commissioner of Banks Joseph A. Smith, Jr.

The funds will go to non-profits to help their efforts to provide credit counseling and financial literacy to North Carolinians who might have turned to payday loans. Consumer Credit Counseling Services of Western NC, Fayetteville, Charlotte, Gaston County, Greater Greensboro, Triangle Family Services, Forsyth County, and Carolina Foothills will receive a total of $480,000. The NAACP of North Carolina, Community Reinvestment Association of North Carolina (CRA-NC), the NC Fair Housing Center, and the Institute for Minority Development will each receive $55,000. (See attached chart for more details.)

After the agreement's effective dates lenders have between 30 and 120 days to collect only the principal balance on any outstanding loans. That means that North Carolina consumers who took out payday loans from these companies will not have to continue to pay what often works out to be more than 400 percent interest on the money they borrowed.

Check Into Cash and Check 'n Go plan to leave the state, while First American plans to try to get licensed as a consumer finance lender and would have to abide by state laws that limit interest rates on small loans.

Cooper has a long history of battling unfair and illegal payday loans in North Carolina (see attached list). The Attorney General's Office and the State Commissioner of Banks have worked together on the issue of

Exhibit E (page 2 of 2)

payday lending since state legislators allowed North Carolina's payday lending law to expire after four years on August 31, 2001.

These latest developments follow a decision in December 2005 by Commissioner Smith against Advance America, the nation's largest payday lender. Cooper's office prosecuted the case against Advance America, contending that the payday lender used a rent-a-charter relationship with an out-of-state bank to hide its illegal loans. Advance America has appealed that decision but is no longer making payday loans in North Carolina.

Cooper believes that Check Into Cash, Check 'n Go and First American have used similar relationships with out-of-state banks to skirt North Carolina laws that cap interest rates on small loans. Cooper alleges that Check Into Cash used its relationship with American Bank & Trust of Wessington, South Dakota and other out-of-state banks, First American used Community State Bank of Milbank, South Dakota and Check 'n Go used First Bank of Delaware to try to evade the law.

Consumers who took out a typical payday loan of $300 from one of these companies were required to repay the loan within two weeks plus around $60 in interest, more than 400 percent interest when computed as an annual percentage rate. People who didn't have the money after two weeks often wound up taking out another payday loan to cover repayment of the original loan. The companies also made installment loans at rates over 300 percent.

State law allows a maximum rate of 16 percent on loans under $16,000 except that licensed consumer finance lenders can charge up to 36 percent on loans under $600.

"A payday loan may sound like the solution to someone facing unexpected bills, but once you get sucked in it's difficult to escape and your debts snowball quickly," Cooper said. "People need access to short-term emergency loans, but with fair rates and more time to repay the loan."

###



State of New York Banking Department



Exhibit F (v pages)

Industry Letters
Payday Loans

June 13, 2000

To the Institution or Organization Addressed

Re: Payday Loans

Since issuing an All Institutions letter regarding payday loans on June 29, 1999, the Banking Department has become aware that banks and other companies are continuing to advertise and offer these loans in New York State. Payday loans are typically made at usurious rates of interest as described below.

As both a preventive measure and an effort to elicit additional information from consumers, we are taking this opportunity to once again clarify the Banking Department's view of certain practices pertaining to payday lending.

In order to make payday loans in New York, an entity must be either a bank or it must be licensed as a small loan company. No entities licensed by the Banking Department engage in this particular type of business in New York. However, out of state companies are making this type of loan.

Just recently, the New York State Banking Department contacted one company, that is neither a bank nor a licensed lender. This company had been offering payday loans in New York State and has now agreed to immediately cease taking applications for payday loans from New York State residents.

Non-bank companies that offer payday loans in New York, even if licensed as a Licensed Lender under Article 9 of the Banking Law, may not charge an annual interest rate that is in excess of 25%. Banks that offer these loans may export the interest rate permitted in their home state. Banks are permitted by federal law to offer a single maximum rate of interest to customers across the United States. However, banks that choose to offer this type of loan product at exorbitant interest rates are blatantly abusing this authority. These types of actions, when judged in the court of public opinion, can lead to a groundswell of outrage resulting in reputational harm and safety and soundness problems.

Payday loan companies typically grant advances to individuals against their next paycheck. In return for the advance, the company typically charges a "fee". For example, for a fee of $35, a payday loan company might agree to make the borrower a two-week advance of $120. In order to obtain the loan, the borrower would agree to write the company a check for $155 that the lender agrees to hold until the borrower's next payday. If funds are still insufficient to cover the check once the borrower's paycheck is deposited, the payday loan company might agree to renew the loan for another period, thereby resulting in additional fees for the borrower.

As illustrated above, payday lenders typically charge high "fees" for their services. It should be noted that if the loan advanced results in an annual interest rate in excess of 25%, then a New York lender would be in violation of §190.40 of the New York State Penal Code. Furthermore, it is the Banking Department's position that any and all charges to the borrower to obtain the loan, irrespective of how they are identified, constitute interest and are subject to the 25% limitation. Violators of this provision will be vigorously prosecuted.

If you have any complaints, concerns or questions regarding the issuance of payday loans in New York State, or if you have obtained this type of a loan in New York State, please contact the Banking Department's Consumer Hotline at 1-800-522-3330. We appreciate your attention to this matter.

Sincerely,

Elizabeth McCaul
Superintendent of Banks

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Last Modified December 28, 2006

Exhibit F (pg 2 of 2)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cash America International, Inc.
Incoming letter January 5, 2007

The proposal requests that Cash America appoint a committee of the board to: (1) develop a standard of suitability for its products; (2) develop internal controls relevant to the implementation of the suitability standard; and (3) create a public reporting standard that assesses its success in providing loans that meet the suitability standard.

There appears to be some basis for your view that Cash America may exclude the proposal under rule 14a-8(i)(7), as relating to Cash America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations). Accordingly, we will not recommend enforcement action to the Commission if Cash America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cash America relies.

Sincerely,



Gregory Belliston
Attorney-Adviser

END